Filed by WMIH Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Nationstar Mortgage Holdings Inc. (SEC File No.: 001-35449)

WMIH Corp. (SEC File No.: 001-14667)

Date: February 13, 2018

WMIH

Moderator: Bill Gallagher

02-13-18/ 9:00 a.m. ET

Confirmation # 6499125

WMIH

Moderator: Bill Gallagher

February 13, 2018

9:00 a.m. ET

Operator:	This is Conference # 6499125.

Operator:	Good morning and welcome to the WMIH Corp. conference call to discuss WMIH Corp.’s merger with Nationstar Mortgage. All participants are currently in a listen only mode.

At this time I would like to turn the call over to Tom Fairfield. Please go ahead.

Tom Fairfield:	Thank you operator. Good morning and thanks for joining the call. The subject matter discussed in this conference call will be addressed in proxy statements and prospectuses that will be filed with the FCC. When those are available we urge you to read them because they will contain important information about the transaction.

Information regarding the persons who may under the rules of the SEC, be considered participants in the solicitation of shareholders of WMIH and Nationstar in connection with the proposed transaction will be set forth in the proxy statements prospectuses when filed with the SEC.

The company reminds you that during this conference call it may make various forward looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.

WMIH

Moderator: Bill Gallagher

02-13-18/ 9:00 a.m. ET

Confirmation # 6499125

Investors are cautioned that such forward looking statements with respect to revenues, earnings performance, strategies, prospects and other aspects of the business of WMIH Corp. are based on current expectations and are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements.

Please read the cautionary statement regarding forward looking statements contained in the company’s Form 10-K and the risk factors described in the company’s most recent annual and quarterly filings with the Securities and Exchange Commission. WMIH Corp. undertakes no duty to update any forward looking statements that are made during the course of this call.

Now I would like to introduce Bill Gallagher, our CEO, who will lead the rest of the call.

Bill Gallagher:	Thank you, Tom. Good morning, thank you for joining us today. We are pleased to announce that WMIH and Nationstar Mortgage Holdings have entered into a definitive merger agreement. We’d like to use this call to discuss this exciting transaction and provide color and why we believe this transaction will deliver significant value to our stock holders.

As many of you are aware WMIH is a former parent company of Washington Mutual Bank and has undertaken a disciplined approach to identifying and pursuing potential acquisitions across a broad array of industries with a primary focus on the financial institutions sector.

Our goal has been to acquire an operating company that will enable us to maximize long term value for our stock holders. We are pleased to announce that we have successfully reached the preliminary step for that goal. In executing the merger agreement with Nationstar, we firmly believe that we have found a target that aligns perfectly with our acquisition strategy and criteria.

Nationstar, which itself is a publicly traded company, has a strong track record in the mortgage lending and servicing markets. As noted in its public filings, Nationstar combines mortgage servicing with a fully integrated loan origination platform, which is supported by its zone business which provides services spanning the real estate and mortgage markets.

WMIH

Moderator: Bill Gallagher

02-13-18/ 9:00 a.m. ET

Confirmation # 6499125

Nationstar has more than three million customers and it services loans with a balance in excess of $500 billion. Nationstar has made significant investments in its team, new technology and processes to ensure customers have a caring, transparent and seamless experience, and we believe the company is well positioned for continued successful growth in its primary markets.

As the largest non-bank mortgage loan servicer in the U.S., we believe that Nationstar, under our platform, will be uniquely positioned for growth in the highly addressable and robust housing markets.

Our goal is to help Nationstar expand its business and grow its cash flow so it has greater resources to further invest in its core businesses. We are confident in our ability to work with the Nationstar team to build on the company’s strong foundation and drive growth, expand the platform and create stockholder value.

After the merger is closed we anticipate that Nationstar’s operations will continue as normal. The combined company operating business will retain the Nationstar Mortgage name in Dallas headquarters and initially be traded on the NASDAQ under the ticker symbol WMIH.

Nationstar’s current senior management team is expected to lead the combined company. Upon completing the transaction, the combined company’s board of directors will comprise seven members including three from WMIH and four from Nationstar, one of whom is expected to be Jay Bray, the company’s CEO.

Now I will take you through some of the details of the transaction. Under the terms of the agreement, Nationstar’s shareholders may elect to receive $18 in cash or 12.7793 shares of WMIH common stock for each share of Nationstar common stock.

This is subject to an overall proration to ensure that 68 percent of Nationstar’s shares are exchanged for cash and 32 percent are exchanged for stock consideration. Upon completion of the transaction, Nationstar stockholders will own approximately 36 percent of the combined company and WMIH stockholders will own 64 percent.

WMIH

Moderator: Bill Gallagher

02-13-18/ 9:00 a.m. ET

Confirmation # 6499125

The aggregate consideration payable to Nationstar stockholders will consist of $1.226 billion in cash and 400.7 million WMIH shares. In addition, approximately $1.9 billion of Nationstar’s existing senior unsecured notes will be refinanced at closing with $2.75 billion of new financing commitments. Please refer to this morning’s press release for additional details.

Let’s talk now about the roadmap to completing the transaction which has been unanimously approved by the board of directors of both companies. The transaction is anticipated to close in the second half of 2018, subject to receipt of shareholder approval of companies as well as regulatory approvals and other customary closing conditions.

Importantly an entity owed by investment funds managed by an affiliate of Fortress Investment Group holding approximately 68 percent of Nationstar’s voting shares has contractually agreed to support the transaction and elect cash consideration for approximately 34 million shares, subject to proration. KKR which owns 24 percent of WMIH’s voting shares has also agreed to support and vote in favor of the transaction.

In closing we’re excited to be merging with Nationstar and we look forward to working with the Nationstar team to enhance value for the combined company stockholders. We would now like to take some of your questions. Operator please open the phone lines.

Operator:	Thank you, the floor is now open for questions. At this time if you have a question please press star one on your touch tone phone. If at any point your question has been answered you may remove yourself from the queue by pressing the pound key. In the interest of time we do ask that you limit yourself to one initial and one follow up question.

Our first question comes from the line (Beau Shorf) with (KBW).

(Beau Shorf):	Good morning. What’s the current tangible book value per share at WMIH and where does that go after the DTA is reversed?

WMIH

Moderator: Bill Gallagher

02-13-18/ 9:00 a.m. ET

Confirmation # 6499125

Bill Gallagher:	So the DTA is not capitalized, so the tangible book value is somewhat (de minimis) – there’s some value, I think it’s roughly $200 million total as of 9/30/17 but I’m not sure I would focus to much on that.

(Beau Shorf):	And the value of the DTA’s that the – is that $1.26 billion?

Bill Gallagher:	So that – the value as of September which reflected the prior tax code was $2 billion but it was fully reserved. Our estimate is that with the new tax rates and the new tax law it will drop to $1.26 billion. Again as of year-end it will still be fully reserved.

(Beau Shorf):	Yes OK great thanks.

Operator:	Again if you have a question please press star then the number one.

Your next question comes from the line of Mark Hammond with Bank of America.

Mark Hammond:	Thank you. I wonder if you could just expound on what you think the debt capital structure will look like post close whether it will be an all bonds, a mix of bonds and term loans, et cetera?

Bill Gallagher:	I think at this point, we’re really not in a position to expand on that. Obviously as time passes, there will be more information that comes out.

Mark Hammond:	OK. And then, as a follow-up, I was wondering if you had planned to call or retire any of the unsecured bonds prior to the close of the transaction or if you would just wait and do a full sweep of change and control offer once closed?

Bill Gallagher:	There’ll be more details on the financing plan. There is some high-level information in the press release, but in terms of the specific financing plan, when the proxy materials are ready and are filed.

But at a high level, we expect the company to continue to have several layers of financing as it does today, but the exact amounts and all that will be sent forth in those more-descriptive materials.

WMIH

Moderator: Bill Gallagher

02-13-18/ 9:00 a.m. ET

Confirmation # 6499125

Mark Hammond:	OK. Thank you.

Operator:	Again, if you have any questions, please press star and the number one on your telephone keypad.

Your next question comes from the line of Kevin O’Donoghue with Calamos Investments.

Kevin O’Donoghue:	Hi. Thanks for taking (my) question. Could you just talk about whether you need, sort of explicit or implicit approval from Fannie, Freddie, Ginnie, to move forward with this transaction or not, or maybe how any discussions you’ve had with them have gone. Thanks.

Bill Gallagher:	So, obviously we can’t speak for Nationstar, but as it relates to the GSEs and Ginnie May, they will need approval from those entities to complete this.

Kevin O’Donoghue:	OK. All right. Thank you.

Operator:	This concludes today’s conference call. Thank you for attending today’s conference and have a great rest of your day.

Bill Gallagher:	Thanks everybody.

END

In connection with the proposed merger, WMIH Corp. (“WMIH”) intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of WMIH and Nationstar Mortgage Holdings Inc. (“Nationstar”) and a prospectus of WMIH. Before making any voting or investment decision, investors and security holders of WMIH and Nationstar are urged to carefully read the entire registration statement(s) and proxy statement(s)/prospectus(es), when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by WMIH and Nationstar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by WMIH may be obtained free of charge from WMIH at www.wmih-corp.com, and the documents filed by Nationstar may be obtained free of charge from Nationstar at www.nationstarholdings.com. Alternatively, these documents, when available, can be obtained free of charge from WMIH upon written request to WMIH Corp., 800 Fifth Avenue, Suite 4100, Seattle, Washington 98104, Attn: Secretary, or by calling (206) 922-2957, or from Nationstar upon written request to

WMIH

Moderator: Bill Gallagher

02-13-18/ 9:00 a.m. ET

Confirmation # 6499125

Nationstar Mortgage Holdings Inc., 8950 Cypress Waters Blvd, Dallas, TX 75019, Attention: Corporate Secretary, or by calling (469) 549-2000. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of WMIH and Nationstar in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.